PROSPECTUS SUPPLEMENT	Filed Pursuant to 424(b)(2)
(To Prospectus dated October 17, 2008)	Registration No. 333-146540

DryShips Inc.

4,940,097 Common Shares

We have entered into a sales agreement with Cantor Fitzgerald & Co. relating to the common shares offered by this prospectus supplement and the accompanying prospectus dated October 17, 2008.

The Company previously filed a prospectus supplement pursuant to Rule 424(b) on March 7, 2008 relating to the offer and sale of up to 6,000,000 common shares, $0.01 par value per share, from time to time through Cantor Fitzgerald & Co., as our agent for the offer and sale of the common shares (the “March Prospectus Supplement”).  As of the date of this prospectus supplement, the Company has issued and sold a total of 1,059,903 common shares pursuant to the March Prospectus Supplement, the net proceeds of which were $97.0 million.  This prospectus supplement relates to the offer and sale of 4,940,097 common shares that remain unsold under the March Prospectus Supplement, all in accordance with the terms of the sales agreement.

Our common stock is listed on The Nasdaq Global Market under the symbol “DRYS.” The last reported sale price of our common stock on The Nasdaq Global Market on October 20, 2008 was $24.82 per share.

Sales of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made directly on or through The Nasdaq Global Market, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, and in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law.

Cantor Fitzgerald & Co. will be entitled to compensation up to 2.50% of the gross proceeds of the sale of any of the 4,940,097 common shares referenced herein that are sold in “at-the-market” offerings, and 4.0% of the gross proceeds of the sale of any of those shares in negotiated transactions.  In connection with the sale of the common stock on our behalf, Cantor Fitzgerald & Co. may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of Cantor Fitzgerald & Co. may be deemed to be underwriting commissions or discounts.

Investing in our common stock involves risks. See the risk factor on page S-1 of this prospectus supplement and the risk factors in beginning on page 20 of the accompanying prospectus to read about the risks you should consider before purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Cantor Fitzgerald & Co.
The date of this prospectus supplement is October 21, 2008

Unless the context otherwise requires, as used in this prospectus supplement, the terms “Company,” “we,” “us,” and “our” refer to DryShips Inc. and all of its subsidiaries.

RISK FACTOR

If we spin-off our subsidiary, Primelead Shareholders Inc., we will no longer own any equity interest in it but we will retain the indebtedness we incurred to acquire the assets and operations of Ocean Rig.

We have announced our intention to spin-off to our shareholders our interests in our subsidiary, Primelead Shareholders Inc., which owns the stock of Ocean Rig ASA, or Ocean Rig, and will have acquired, before the time of the spin-off, all of the stock of Drillships Holdings Inc. and Drillships Investment Inc., which, together, have contracts for the construction of four drillships which are scheduled to be delivered in 2010 to 2011. Our investment in Ocean Rig amounts to $1.4 billion which we financed in part with approximately $800.0 million of borrowings. Assuming the spin-off proceeds as announced, we will retain liability for the indebtedness that we incurred to acquire Ocean Rig, but will no longer have an equity interest in Primelead Shareholders Inc. and, accordingly, will not share in the revenues or profits of its offshore drilling operations.

Capitalization

The following table sets forth our consolidated capitalization as of June 30, 2008:

•	on an actual basis;

•
on an adjusted basis to give effect to (i) dividends of $8.7 million paid in August 2008; (ii) the additional drawdown of $126.4 million for the vessel Flecha, of which $10.6 million is repayable in the short term; (iii) the additional drawdown of $51.6 million for the vessel Sorrento, of which $5.3 million is repayable in the short term; (iv) the additional drawdown of $171.1 million for the two drillships under construction, which is repayable in the long term; (v) the additional drawdown of $250 million and a cash payment of $2.3 million for Ocean Rig, used for the repayment during September 2008 of its outstanding bond in the amount of $252.3 million; (vi) loan installment payments of $118.4 million each in July, August, September and October 2008; and (vii) the additional drawdown of $1,000 million for Ocean Rig of which:  a) $750 million was drawn down in September 2008 and was used to repay $776 million of existing debt including $52.5 million of its short term loan indebtedness and $697.5 million of its long term loan indebtedness and a cash payment of $26 million ($250 million from the $1,000 million drawdown was used to repay the loan drawn down in (v) above); and b) $250 million drawn down in October 2008 which was used for general corporate purposes (of this facility drawdown $115 million is repayable in the short term) and;

•
on a further adjusted basis, giving effect to (i) our issuance and sale of 4,940,097 common shares pursuant to this prospectus supplement, at an assumed offering price of $24.82 per share, which was the last reported closing price of our common stock on October 20, 2008, resulting in net proceeds of $120.5 million after deducting estimated issuance costs of $2.1 million; and (ii) the issuance of 19,431,840 shares to be issued in exchange for the shares of the single purpose companies owning the nine Capesize drybulk carriers that we have agreed to acquire, amounting to $581.0 million. The company will assume $217.7 million of existing debt in connection with the acquisition of the nine Capesize vessels, of which $10.3 million is repayable in the short term.

	As of June 30, 2008
	Actual	As Adjusted (1)	As Further Adjusted (2)
	(in thousands of U.S. dollars)
Debt
Current portion of long-term debt	$562,137	$493,762	$504,038
Total long-term debt, net of current portion	2,330,118	2,850,890	3,058,331
Total debt	$2,892,255	$3,344,652	$3,562,369

Shareholders’ equity
Preferred stock, $0.01 par value; 500,000,000 shares authorized, none issued	-	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized, 43,550,000 shares issued and outstanding at June 30, 2008; 43,550,000 shares issued as adjusted; 67,921,937 shares as further adjusted at June 30, 2008.	435	435	679
Additional paid-in capital(3)	920,821	920,821	1,622,057
Retained earnings	1,027,086	1,018,376	1,018,376
Total shareholders’ equity	1,948,342	1,939,632	2,641,112
Total capitalization	$4,840,597	$5,284,284	$6,203,481

(1) There have been no significant adjustments to our capitalization since October 21, 2008, as so adjusted.
(2) Assumes a sale price of $24.82 per share, which was the last reported closing price of our common stock on October 20, 2008.
(3)  The difference in the assumed average share price and the par value of the shares to be issued for the nine Capesize drybulk carriers is included in Additional paid-in capital.

This table assumes an average share price $29.90 for the shares to be issued in connection with the acquisition of the nine Capesize vessels, which was the average share price before and after the agreements and announcement date.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities registered under the Registration Statement of which this prospectus supplement forms a part, all of which will be paid by us.

SEC registration fee	$17,500	*
FINRA Fee	$75,500	*
Legal fees and expenses	$150,000
Accounting fees and expenses	$41,500
Miscellaneous	$6,000
Total:	$197,500

* Reflects fees already paid in respect of the 6,000,000 shares of our common stock registered under the prospectus supplement previously filed pursuant to Rule 424(b)(2) on March 7, 2008. The 4,940,097 shares referenced in this prospectus supplement are those shares that remain unsold under the March 7, 2008 prospectus supplement.  Therefore, no SEC registration or FINRA fees are applicable to the filing of this prospectus supplement.